

October 18, 2010

James M. Anderson
Chief Financial Officer
Mainsource Financial Group, Inc.
2105 North State Road 3 Bypass
Greensburg, Indiana 47240

> **Re: Mainsource Financial Group, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **File Number 0-12422**

Dear Mr. Anderson:

We have completed our review of your filing and related materials and have no further comment.

If you have any questions about this review please contact me at 202-551-3421.

Sincerely,

David Lyon
Senior Financial Analyst